UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 8 March 2010
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note
: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note
: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Interim financial results for the six months ended 31 December 2009

Sasol Limited
(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
JSE NYSE
Share code: SOL SSL
ISIN code: ZAE000006896 US8038663006
(“Sasol” or “the company”)

Interim financial results for the six months ended 31 December
2009

Sasol Limited is the world’s leader in the conversion of coal and gas to transportation fuels and chemicals.

Positioned for future growth despite challenging markets

Headline earnings per share decreased by 51% to R10,67
Overall group production volumes up
Cash fixed costs reduced
Interim dividend increased by 12% to R2,80 per share
Full pipeline of capital projects progressing well
Focused response to climate change imperative

Overview
Chief executive, Pat Davies says: “Our deliberate, intense
efforts on operational improvement and cost reduction have
resulted in an overall improvement in volumes and a reduction in unit cash costs. This is particularly true of Sasol Synfuels which is our biggest business unit. Economic conditions however remain challenging, with a stronger rand/US dollar exchange rate and product prices that were significantly lower than the record prices achieved in the prior year comparable period. While there have been some signs of improvements in both demand and prices, we remain committed to further improving operating efficiencies and maintaining cost control throughout the group. We continue to rigorously review our portfolio of projects, keeping focus on capital discipline, in order to position the company for
sustainable, long-term profitability and growth.”

Earnings attributable to shareholders for the six months ended 31
December 2009 decreased by 52% from R13,2 billion in the prior year comparable period to R6,3 billion, while earnings per share and headline earnings per share decreased by 52% to R10,54 and by
51% to R10,67, respectively, over the same period.

Operating profit of R10,5 billion declined by 51% compared with the prior year comparable period. Operating profit was negatively impacted by lower average crude oil prices (average dated Brent was US$71,42/barrel in 2009 compared with US$84,75/barrel in
2008) and chemical product prices, as well as a 14% stronger average rand/US dollar exchange rate (R7,64/US$ in 2009 compared with R8,88/US$ in 2008).

The average oil price achieved during the prior year comparable period was positively impacted by the effect of the oil hedges which resulted in a net gain of R5,1 billion. Similar oil hedges have not been entered into during the current period.

The operating profit in the current period has been positively affected as a result of fewer large once-off charges compared with the prior year comparable period. The prior year comparable period’s once-off charges included competition related
administrative penalties of R3,9 billion and Sasol Inzalo share-
based payment expenses of R3,0 billion. The current period
includes a much lower Sasol Inzalo share-based payment expense of
R400 million.

Cash flow generated by operating activities of R9,2 billion was healthy despite the economic crisis but was 70% lower than the prior year comparable period. This was mainly due to reduced operating profits and increased working capital, both as a result of price and volume effects. Progress on the group’s pipeline of growth projects was sustained, resulting in capital expenditure of R6,6 billion for the period.

Chief financial officer, Christine Ramon says: “Our corporate initiatives to reduce costs commenced and achieved more than
R500 million savings in cash fixed costs for the period. This has resulted in cost increases being well within inflationary levels across our businesses. Furthermore, our business improvement plans aim to ensure that our businesses remain resilient and deliver sustainable performance through the cycles. Our cash position remains strong, cushioning the group against short-term volatility and positioning us well for long-term growth. We
continue to plan prudently for a slow and volatile period of economic recovery. We will maintain a flexible approach to our capital expenditure programme to deliver long-term acceptable returns to shareholders.”

Improved operation performance
South African energy cluster
Sasol Mining – higher production volumes due to improved
operational efficiencies
Operating profit of R170 million was 88% lower than the prior year comparable period. While production volumes increased due to operational efficiencies achieved, lower rand export coal prices resulted in lower operating profits, compared to a spike in
export coal prices in the prior year comparable period.

Sasol Gas – lower sales volumes at lower gas prices
Operating profit decreased by 19% to R1 178 million compared with the prior year comparable period mainly as a result of lower sales volumes and lower gas prices. The decline in gas prices was due to lower crude oil prices and the stronger rand/US dollar exchange rate.

Sasol Synfuels – improved plant stability results in increased production volumes
Sasol Synfuels’ operating profit decreased by 70% to R6 072
million compared with the prior year comparable period. Improved plant stability resulted in 3% higher production volumes and a 5%
reduction in unit cash costs. However, the decrease in operating profits resulted largely from stronger rand/US dollar exchange rates and lower average oil prices as well as increased
electricity costs. In addition, the operating profit of the prior year comparable period included a gain of R4 904 million relating to the oil hedge.

Sasol Oil – increased sales volumes resulting in operating
profits
Sasol Oil recorded an operating profit of R680 million compared with an operating loss of R1 626 million for the prior year
comparable period. The improvement in operating profit is largely due to increased production and sales volumes during the current period supported by less volatile crude oil prices. This is in contrast with the rapid decline in crude oil prices experienced during the comparable period of the prior year which led to
negative stock effects.

International energy cluster
Sasol Synfuels International (SSI) – Oryx GTL performing well subsequent to shutdown
SSI’s operating profit decreased by 90% to R112 million compared with the prior year comparable period. This was mainly due to lower production at the Oryx gas-to-liquids (GTL) plant (R133 million), lower crude oil prices and a stronger rand/US dollar exchange rate. In addition, a once-off profit of R509 million was realised on the reduction of our economic interest in the
Escravos GTL project in the prior year comparable period.

The Oryx GTL plant is producing well, following the unplanned shutdown during the second quarter of 2010. A planned statutory shutdown for maintenance work is scheduled to take place in the fourth quarter of 2010.

Sasol Petroleum International (SPI) – additional exploration acreage acquired
Operating profit decreased by 77% to R231 million compared with the prior year comparable period, mainly due to lower oil and gas prices and a stronger rand/US dollar exchange rate. Significant exploration acreage of 15 547 square kilometres and 500 square kilometres was added to SPI’s existing Mozambican and Australian holdings respectively, during the period. SPI’s project to expand the Central Processing Facility in Temane, Mozambique from the current annual rate of 120 million gigajoules to 183 million gigajoules is progressing and remains on schedule for completion in 2011.

Chemical cluster
Sasol Polymers – increase in sales volumes
Sasol Polymers reflected an operating loss of R137 million
compared with an operating profit of R1 107 million for the prior year comparable period mainly due to foreign exchange translation differences incurred in our international businesses and lower polymer sales prices which prevailed in the markets. Sales
volumes were marginally higher in both local and foreign
businesses as a result of capital investments made in recent years.

Sasol Solvents – sales volumes stabilising
Operating profit decreased by 85% to R204 million compared with the prior year comparable period following certain production and plant interruptions coupled with lower selling prices. Sales volumes are gradually returning to pre-economic crisis levels. A stronger rand against the US dollar has, however, resulted in significantly lower margins being achieved.

Sasol Olefins & Surfactants (Sasol O&S) – turnaround bearing fruit
Operating profit increased by 570% to R904 million compared with the prior year comparable period, mainly as a result of improved margins and positive stock effects which were partially offset by foreign exchange impacts. In addition, Sasol O&S’s turnaround and restructuring activities, including an ongoing focus on cost containment and asset restructuring, have continued to provide a strong foundation for sustainable business recovery.

Other chemical businesses – improved sales volumes in European wax market and the fertilisers market
Other chemical businesses recorded an operating profit of
R492 million compared with an operating loss of R2 741 million for the prior year comparable period. The prior year included once-off items such as the European Commission administrative penalty relating to Sasol Wax GmbH and the administrative penalty payable by Sasol Nitro to the South African Competition
Commission. Improved sales volumes were achieved in the European wax market and the fertiliser markets, although the South African operations were impacted negatively by a stronger rand/US dollar exchange rate.

Competition law compliance
Regarding competition law, we are focused on further enhancing
Sasol’s competition law compliance processes and systems
throughout the group.

There are matters that remain subject to investigation. As
previously announced, the South African Competition Commission has initiated investigations in respect of some of the industries in which Sasol participates, including the South African piped gas, petroleum, fertiliser, wax and polymer industries.

We continue to interact and cooperate with the Competition
Commission in respect of the leniency applications as well as in the areas that are subject to Competition Commission
investigations. As and when appropriate, we will make further announcements in respect of material matters.
Sustaining Sasol into the future

Developments in the sustainable development area include the following:

-         In November 2009, we signed a memorandum of understanding
          with Gassnova SF, a Norwegian state-owned enterprise
          responsible for managing carbon capture and storage (CCS), which will allow us to explore the possibility of becoming a participant in the European CO2 Technology Centre Mongstad, currently under construction in Norway.
-         The recordable case rate for employees and service providers, including injuries and illnesses, was 0,51 at 31 December
           2009 compared to 0,54 at 30 June 2009. Although this is
           within global industry norms, we remain committed to further improvement.
-         The group was rated a level 5 contributor by Empowerdex in respect of our broad-based black economic empowerment (BBBEE)
           procurement process, meaning that for each R1,00 spent on
           Sasol products, customers receive R0,80 BBBEE preferential procurement recognition. We are making good progress toward becoming a level 4 contributor.

Growth projects advancing
Our cash flow has allowed the pipeline of capital projects to advance:

-         In December 2009, the Project Application Report for the
          China coal-to-liquids (CTL) plant was submitted to the
          Chinese Government for approval. Applications will also be submitted for the mines and catalyst plants required for the project during the 2010 calendar year.
-         In line with our strategy to acquire natural gas assets for potential GTL feedstock, progress has been made in three
          areas:
-       In November 2009, SPI acquired exploration rights for two
        offshore licenses in Mozambique adjacent to the offshore
        Block 16/19, namely Sofala and M-10 in which SPI holds
        participating interests of 100% and 50%, respectively.
        Success in these areas will allow for the possible
        development of the entire area, including Block 16/19.
-       In December 2009, SPI signed a Farm-in Agreement with
        Finder Exploration Pty Limited for a 45% participating
        interest in Block AC/P 52 situated in the gas-rich Browse
        Basin of the North Western Shelf of Australia. This
        transaction was approved by the Australian Government in
        January 2010.

-       SPI submitted a joint application with Statoil ASA and
        Chesapeake Energy Corporation, in November 2009, for an
        onshore petroleum exploration right in the Karoo Basin in
        the central region of South Africa. The application, for
        the proposed exploration of shale gas resources, is
        expected to take about 12 months to process.
-         In South Africa, coal blasting and extraction of the 170 000 ton sample of coal on Project Mafutha (a proposed greenfields
          CTL facility) commenced in November 2009. Coal gasification trials are planned for the middle of the 2010 calendar year.
          The cost thereof is included in the R1 billion already
          committed for the pre-feasibility study.
-         Sasol Wax will invest R8,4 billion to double hard wax
          production at our Sasolburg facilities in South Africa. The first phase of this project, which will increase capacity by about 40%, will come into operation during the 2012 calendar year. Completion of the second phase is expected in the 2014 calendar year.
-         Sasol Solvents commenced basic engineering for the first
          commercial installation of its tetramerisation technology in the United States. The initial commercial unit will have a combined capacity of 100 000 tons per annum of 1-octene and
          1-hexene which are co-monomers used in the plastics industry.
          Construction is expected to begin in the 2011 calendar year.

Continued cash conservation maintains low gearing
Gearing at 31 December 2009 of 3,7% (30 June 2009: negative 1,2%)
remained low as a result of capital expenditure reprioritisation.
This low level of gearing is expected to be maintained in the short-term, but is likely to return to within our targeted range of 20% to 40% in the medium to long term as our large capital intensive growth programme gains momentum. At the annual general meeting of 27 November 2009, shareholders renewed the authority to buy back up to 4% of the issued share capital for a further 12 months. No shares have been repurchased during the current
period.

Profit outlook* – we remain cautious in our outlook
There has been some stability in global chemical markets and it is anticipated that this will continue in the second half of the year. Although the current levels of chemical product demand and product prices currently lag behind crude oil prices, the
strength of the rand/US dollar exchange rate remains the single biggest external factor exerting pressure on our profitability.
Crude oil prices have increased from the lows of a year ago and have remained stable in the US$70-80 per barrel range.

We are anticipating some improvement in overall production
volumes for the full year. Taking into account, however, the continuing challenging economic conditions and our assumptions in respect of crude oil and product prices, tight refining margins as well as the stronger rand/US dollar exchange rate, we remain cautious in our outlook for the full year compared with 2009. The current volatility and uncertainty of global markets makes it difficult to be more precise in this outlook statement.

The board has decided to increase the interim dividend given the signals of recovery seen in the global economy and the proactive measures taken by management in response to the global economic crisis. Focus remains on the company’s growth strategy in the interest of the preservation of long-term shareholder value. We expect to maintain our dividend policy within the targeted range of 2,5 times to 3,5 times annual earnings cover for the full year dividend.

*In accordance with standard practice, it is noted that this information has not been reviewed or reported on by the company’s auditors.

Acquisitions and disposals of businesses
With effect from 30 September 2009, Sasol O&S disposed of its inorganics business in Italy for a consideration of EUR0,6
million.

With effect from 24 November 2009, SPI acquired a participation right in the Sofala and M-10 Blocks in Mozambique for a purchase consideration of US$7,4 million.

Declaration of cash dividend number 61
An interim cash dividend of South African R2,80 per ordinary share (2008: R2,50 per share) has been declared. The interim cash dividend is payable on all ordinary shares, excluding the Sasol preferred ordinary shares.

The salient dates for holders of ordinary shares are:

Last day for trading to qualify for and
participate in the interim dividend (cum
dividend)                                                                                                                        Wednesday, 31 March 2010
Trading ex dividend commences                                                                               Thursday, 1 April 2010
Record date                                                                                                                     Friday, 9 April 2010
Dividend payment date                                                                                                Monday, 12 April 2010

Holders of American Depositary Receipts*

Ex dividend on New York Stock Exchange                                                                    Wednesday, 7 April 2010
Record date                                                                                                                            Friday, 9 April 2010
Date for currency conversion                                                                                              Tuesday, 13 April 2010
Dividend payment date                                                                                                        Friday, 23 April 2010

* All dates are approximate as the NYSE approves the record date after receipt of the dividend declaration.

On Monday, 12 April 2010, dividends due to certificated
shareholders on the South African registry will either be
electronically transferred to shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on
Monday, 12 April 2010.

Share certificates may not be dematerialised or re-materialised between Thursday, 1 April 2010 and Friday, 9 April 2010, both days inclusive.

On behalf of the board

Hixonia Nyasulu                                         Pat Davies                                            Christine Ramon
Chairman                                                      Chief executive                                   Chief financial officer

Sasol Limited
5 March 2010

Forward-looking statements: In this document we make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking
statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”,
“plan”, “could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking
statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and
specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations,
estimates and intentions expressed in such forward-looking
statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on
Form 20-F filed on 9 October 2009 and in other filings with the
United States Securities and Exchange Commission.

The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment
decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not
undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June.
Any reference to a calendar year is prefaced by the word
“calendar”.

Registered office:
Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196,
PO Box 5486, Johannesburg 2000, South Africa

Share registrars:
Computershare Investor Services (Pty) Limited,
70 Marshall Street, Johannesburg 2001, PO Box 61051, Marshalltown
2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2

Sponsor:
Deutsche Securities (SA) (Pty) Limited

Directors (non-executive):
TH Nyasulu (Chairman), C Beggs*, BP Connellan*,
HG Dijkgraaf (Dutch)*, MSV Gantsho*, A Jain (Indian), IN Mkhize*,
MJN Njeke*, JE Schrempp* (German)†, TA Wixley*

(executive):
LPA Davies (Chief executive), KC Ramon (Chief financial officer),
VN Fakude *Independent †Lead independent director
Company secretary: NL Joubert

American depositary receipts (ADR) program:
Cusip number 803866300 ADR to ordinary share 1:1
Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay
Street, New York, NY 10286, USA

Segment report
for the period ended
Turnover R million
Business unit analysis                                                          full year
                                                                                                   30 Jun 09
                                                                                                   Audited
half year
31 Dec 08
Reviewed
half
year 31
Dec 09
Reviewed
South African energy cluster                                               103 358                          64 275                     45 899
Mining                                                                                      8 297                             4 692                       3 623
Gas                                                                                            5 666                             3 276                       2 582
Synfuels                                                                                   37 701                           24 456                     16 370
Oil                                                                                             51 694                            31 851                     23 324

Other – – –
International energy cluster 5 166 3 022 1 926
Synfuels International 3 027 1 764 1 098
Petroleum International 2 139 1 258 828
Chemical cluster 81 913 48 682 33 734
Polymers 15 525 8 643 6 408
Solvents 18 115 10 568 7 498
Olefins & Surfactants 29 534 18 253 11 507
Other chemical businesses 18 739 11 218 8 321
Other businesses* 5 209 2 613 2 851
195 646
118 592
84 410
Intercompany company turnover
(57 810) (35 474)
(26 338)
137 836 83 118
58 072
Operating profit R million
Business unit analysis
half year
31 Dec 09
Audited
half year
31 Dec 08
Reviewed
full
year 30
Jun 09
Reviewed
South African energy cluster 8 097 21 754 28 684
Mining 170 1 434 1 593
Gas 1 178 1 448 2 424
Synfuels 6 072 20 562 25 188
Oil 680 (1 626) (351)
Other (3) (64) (170)
International energy cluster 343 2 073 880
Synfuels International 112 1 072 (235)
Petroleum International 231 1 001 1 115
Chemical cluster 1 463 (133) (2 244)
Polymers (137) 1 107 946
Solvents 204 1 366 495
Olefins & Surfactants 904 135 (160)
Other chemical businesses 492 (2 741) (3 525)
Other businesses* 565 (2 210) (2 654)
10 468 21 484 24 666

* Includes share-based payment expenses related to the Sasol
Inzalo share transaction.

The interim financial statements are presented on a condensed consolidated basis.

Statement of financial position at
31 Dec 09
31 Dec
08
30 Jun
09
Reviewed Reviewed             Audited
Rm Rm Rm
Assets
Property, plant and equipment 68 807 68 198                  70 370
Assets under construction 18 832 16 366                  14 496
Goodwill 790 937 805
Other intangible assets 1 026 911 1 068
Investments in associates 3 015 2 102 2 170
Post-retirement benefit assets 782 781 716
Deferred tax assets 959 1 662 1 184
Other long-term assets 2 148 3 360 2 045
Non-current assets 96 359 94 317                  92 854
Assets held for sale 19 31 86
Inventories 15 898 19 190                  14 589
Trade and other receivables 18 962 22 605                  17 117
Short-term financial assets 456 4 401 520
Cash restricted for use 972 1 651 1 247
Cash 15 822 21 360                  19 425
Current assets 52 129 69 238                  52 984
Total assets 148 488                 163 555 145 838
Equity and liabilities
Shareholders’ equity 86 317 89 638                   83 835
Non-controlling interest 2 374 2 142 2 382
Total equity 88 691 91 780                  86 217
Long-term debt 14 119 21 224                  13 615
Long-term financial liabilities 66 48 143
Long-term provisions 5 977 5 526 5 729
Post-retirement benefit
obligations
4 565 4 976 4 454
Long-term deferred income 277 354 297
Deferred tax liabilities 9 578 10 247                   9 168
Non-current liabilities 34 582 42 375                  33 406
Liabilities in disposal groups
held for sale
5 – 65
Short-term debt 4 671 1 833 4 762
Short-term financial liabilities 303 193 354
Other current liabilities 20 020 27 044                   20 954
Bank overdraft 216 330 80
Current liabilities 25 215 29 400                   26 215
Total equity and liabilities 148 488                 163 555                145 838

Statement of cash flows
for the period ended
half year
31 Dec 09
Reviewed
Rm
half year
31 Dec 08
Reviewed
Rm
full year
30 Jun 09
Audited
Rm
Cash receipts from customers 55 868 86 255 144 963
Cash paid to suppliers and employees (46 679) (55 447) (96 776)

Cash generated by operating activities 9 189 30 808 48 187
Finance income received 616 1 236 2 264
Finance expenses paid (811) (1 155) (2 168)
Tax paid (2 783) (5 697) (10 252)
Dividends paid (3 654) (5 674) (7 193)
Cash retained from operating activities                                                      2 557 19 518 30 838
Additions to non-current assets (6 573) (6 952) (15 672)
Acquisition of businesses – (53) (30)
Cash obtained on acquisition of
businesses
– 19 19
Disposal of businesses 13 3 487 3 486
Other net cash flows from investing
activities
(528) 100 (321)
Cash utilised in investing activities (7 088) (3 399) (12 518)
Share capital issued 110 1 089 1 154
Share repurchase programme – (1 114) (1 114)
Contributions from non-controlling
shareholders
5 369 406
Dividends paid to non-controlling
shareholders
(222) (526) (583)
Increase in long-term debt 631 3 896 755
Decrease in short-term debt (3) (1 758) (1 811)
Cash effect of financing activities 521 1 956 (1 193)

Translation effects on cash and cash
equivalents of foreign operations
(4) 271 (870)
Movement in cash and cash equivalents (4 014) 18 346 16 257
Cash and cash equivalents at beginning
of period
20 592 4 335 4 335
Cash and cash equivalents at end of
period
16 578 22 681 20 592

Income statement
for the period ended
half year
31 Dec 09
Reviewed
Rm
half year
31 Dec 08
Reviewed
Rm
full year
30 Jun 09
Audited
Rm
Turnover 58 072 83 118 137 836
Cost of sales and services rendered (37 529) (50 747) (88 508)
Gross profit 20 543 32 371 49 328
Other operating income 264 454 1 021
Marketing and distribution expenditure (3 195) (4 018) (7 583)
Administrative expenditure (4 304) (4 114) (9 050)
Other operating expenditure (2 840) (3 209) (9 050)
Competition related administrative
penalties
– (3 678) (3 947)
Effect of crude oil hedges (73) 4 627 4 603
Share-based payment expenses (524) (3 044) (3 325)
Effect of remeasurement items (105) 320 (1 469)
Translation (losses)/gains (781) 1 501 (166)
Other expenditure (1 357) (2 935) (4 746)

Operating profit 10 468 21 484 24 666
Finance income 626 836 1 790
Share of profits of associates (net of
tax)
57 233 270
Finance expenses (996) (1 321) (2 531)
Profit before tax 10 155 21 232 24 195
Taxation (3 654) (8 258) (10 480)
Profit for the period 6 501 12 974 13 715
Attributable to
Owners of Sasol Limited 6 297 13 216 13 648
Non-controlling interest in
subsidiaries
204 (242) 67
6 501 12 974 13 715
Earnings per share Rand Rand Rand
Basic earnings per share 10,54 22,17 22,90
Diluted earnings per share ¹ 11,14 21,79 22,80

1 Diluted earnings per share are calculated taking the Sasol
Share Incentive Scheme and Sasol Inzalo share transaction into account.
Statement of comprehensive income
for the period ended
half year
31 Dec 09
Reviewed
Rm
half year
31 Dec 08
Reviewed
Rm
full year
30 Jun 09
Audited
Rm
Profit for the period 6 501 12 974 13 715
Other comprehensive income
Effect of translation of foreign
operations
(755) 2 073 (2 485)
Effect of cash flow hedges 50 146 (497)
Investments available-for-sale 4 (3) –
Tax on other comprehensive income 3 – 101
Other comprehensive income for the
period, net of tax
(698) 2 216 (2 881)
Total comprehensive income for the
period
5 803 15 190 10 834
Attributable to
Owners of Sasol Limited 5 594 15 445 10 796
Non-controlling interests in
subsidiaries
209 (255) 38
5 803 15 190 10 834

Statement of changes in equity
for the period ended
half year
31 Dec 09
Reviewed
Rm
half year
31 Dec 08
Reviewed
Rm
full year
30 Jun 09
Audited
Rm
Opening balance 86 217 78 995 78 995

Shares issued during period 110 1 089 1 154
Repurchase of shares – (1 114) (1 114)
Share-based payment expenses 432 3 004 3 293
Disposal of businesses – 414 425
Change in shareholding of subsidiaries 5 402 406
Total comprehensive income for the
period
5 803 15 190 10 834
Dividends paid (3 654) (5 674) (7 193)
Dividends paid to non-controlling
shareholders in subsidiaries
(222) (526) (583)
Closing balance 88 691 91 780 86 217
Comprising
Share capital 27 135 26 957 27 025
Share repurchase programme (2 641) (2 641) (2 641)
Sasol Inzalo share transaction (22 054)                    (22 051) (22 054)
Retained earnings 77 525 75 958 74 882
Share-based payment reserve 6 265 5 544 5 833
Foreign currency translation reserve 184 5 488 939
Investment fair value reserve 6 (2) 2
Cash flow hedge accounting reserve (103) 385 (151)
Shareholders’ equity 86 317 89 638 83 835
Non-controlling interest in
subsidiaries
2 374 2 142 2 382
Total equity 88 691 91 780 86 217

Salient features
for the period ended
Selected ratios
half
year 31
Dec 09
half
year 31
Dec 08
full
year 30
Jun 09
Return on equity % 14,8* 31,8* 17,0
Return on total assets % 15,2* 29,8* 18,7
Operating margin % 18,0 25,8 17,9
Finance expense cover times 13,7 19,5 12,3
Dividend cover times 3,9 9,1 2,8
*Annualised
Share statistics
Total shares in issue million 666,8 665,2 665,9
Treasury shares (share
repurchase programme)
million 8,8 8,8 8,8
Weighted average number of
shares
million 597,2 596,0 596,1
Diluted weighted average number
of shares
million 614,8 613,5 614,0
Share price (closing) Rand 298,00                  280,02                269,98
Market capitalisation Rm 198 706              186 269               179 780
Net asset value per share Rand 145,09                150,35                 141,14
Dividend per share Rand 2,80 2,50 8,50
Other financial information
Total debt (including bank
overdraft)
– interest bearing Rm 18 373                  22 742                  17 814

–   non-interest bearing Rm 633 645 643
Finance expense capitalised Rm 20 42 34
Capital commitments Rm 34 202                 25 983                 25 309
–   authorised and contracted Rm 27 272                 23 489                 22 492
–   authorised, not yet
contracted Rm 25 341                 18 202                 17 038
–   less expenditure to date Rm (18 411)              (15 708)               (14 221)
Guarantees and contingent
liabilities
–   total amount Rm 27 856                 37  524                29 545
–   liability included in the
statement of financial
position
Rm 14 200                  9 874 12 795
Significant items in operating
profit
–   employee costs Rm 8 151 8 373 17 532
–   depreciation and amortisation
of non-current assets Rm 3 153 3 028 6 245
–   share-based payment expenses Rm 524 3 044 3 325
Effective tax rate1% 36,0 38,9 43,3
Number of employees number 33 318                 34 023                33 544
Average crude oil price – dated
Brent
US$/barrel 71,42 84,75 68,14
Average rand/US$ exchange rate 1US$ = Rand 7,64 8,88 9,04
Closing rand/US$ exchange rate 1US$ = Rand 7,41 9,49 7,73
1 Decrease in effective tax
rate as a result of the absence
of competition related
administrative penalties and
lower share-based payment
expenses, both of which are not
deductible for tax.
Reconciliation of headline
earnings
Rm Rm Rm
Profit for the period
attributable to owners of Sasol
Limited
6 297 13 216                13 648
Effect of remeasurement items 105 (320) 1 469
Impairment of assets 47 156 458
Loss/(profit) on disposal of
business
5 (509) –
Profit on disposal of associate (7) – –
Loss/(profit) on disposal of
assets
1 (9) 761
Scrapping of non-current assets 59 42 234
Write off of unsuccessful
exploration wells
– – 16
Tax effects and non-controlling
interests
(29) 167 35
Headline earnings 6 373 13 063                15 152
Remeasurement items per above
Mining 4 (1) 3
Gas – 6 4

Synfuels 15 21 137
Oil 2 – (3)
Synfuels International – (509) 777
Petroleum International – – 18
Polymers 16 (3) (1)
Solvents 37 43 158
Olefins & Surfactants 19 79 106
Other chemical businesses 8 34 246
Nitro 13 30 219
Wax (5) 4 27
Other businesses 4 10 24
Remeasurement items 105 (320) 1 469
Headline earnings per share Rand 10,67 21,92 25,42
Diluted headline earnings per
share
Rand 11,26 21,54 25,25

The reader is referred to the definitions contained in the 2009
Sasol Limited annual financial statements.

Basis of preparation and accounting policies
The condensed consolidated interim financial results for the six months ended 31 December 2009 have been prepared in compliance with the Listings Requirements of the JSE Limited, International
Financial Reporting Standards (IFRS) as issued by the
International Accounting Standards Board (in particular
International Accounting Standard 34 Interim Financial Reporting)
and the South African Companies Act, 1973, as amended.

The accounting policies applied in the presentation of the
interim financial results are consistent with those applied for the year ended 30 June 2009, except as follows:

Sasol Limited has early adopted the following standards, except if otherwise stated, which did not have a significant impact on the financial results:

•  IAS 23 (Revised), Borrowing Costs (effective 1 July 2009).
•  IAS 24 (Amendment), Related Party Disclosures.
•  Various improvements to IFRSs.

These condensed consolidated interim financial results have been prepared in accordance with the historic cost convention except that certain items, including derivatives and available-for-sale financial assets, are stated at fair value.

The condensed consolidated interim financial results are
presented in rand, which is Sasol Limited’s functional and
presentation currency.

Related party transactions
The group, in the ordinary course of business, entered into
various sale and purchase transactions on an arm’s length basis at market rates with related parties.

Independent review by the auditors
The condensed consolidated statement of financial position at
31 December 2009 and the related condensed consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the six months then ended was reviewed by KPMG
Inc. The individual auditor assigned to perform the review is
Mr AW van der Lith. Their unmodified review report is available for inspection at the registered office of the company.

e-mail: investor.relations@sasol.com

Comprehensive additional information is available on our website:
www.sasol.com

Johannesburg
8 March 2010

Sponsor: Deutsche Securities (SA)(Pty) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  8 March 2010                                                        By:     /s/ N L Joubert
Name:  Nereus Louis Joubert
Title:    Company Secretary